Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included as Exhibit 99.1 to this report on Form 6-K. Capitalized terms used but not otherwise defined in this Exhibit 99.2 have the same meaning as in the annual report on Form 20-F filed on March 31, 2023.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022

The following table sets forth a summary of our consolidated results of operations for the nine months ended September 30, 2023 and 2022. This information should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included as Exhibit 99.1 to this report on Form 6-K.

	Nine Months Ended September 30,
	2023	2022

	(In thousands of US$)
Total operating revenues	$304,287	$7,311
Total operating costs and expenses	$(346,666)	$(214,536)
Operating loss	$(42,379)	$(207,225)
Net loss attributable to Studio City International Holdings Limited	$(114,893)	$(241,045)

Revenues

For the nine months ended September 30, 2023, our total operating revenues were US$304.3 million, an increase of US$297.0 million from US$7.3 million of total operating revenues for the nine months ended September 30, 2022. The increase in total operating revenues was primarily attributable to the relaxation of COVID-19 related restrictions in Macau in January 2023 and the openings of Studio City Phase 2, as well as the launch of residency concerts in April 2023, which led to an increase in revenue from casino contract and higher non-gaming revenues.

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Revenue from casino contract. Revenue from casino contract is derived from the provision of facilities for the operations of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Studio City Casino Agreement. Revenue from casino contract was US$98.5 million for the nine months ended September 30, 2023, compared with revenue from casino contract of negative US$44.2 million for the nine months ended September 30, 2022. The change was primarily attributable to the relaxation of COVID-19 related restrictions in Macau in January 2023 which led to a year-over-year increase in inbound tourism during the nine months of 2023.

Studio City Casino generated gross gaming revenues of US$617.5 million and US$130.3 million for the nine months ended September 30, 2023 and 2022, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its on-going operation of Studio City Casino pursuant to the Studio City Casino Agreement.

Mass market table games revenue increased to US$524.0 million for the nine months ended September 30, 2023 from US$100.5 million for the nine months ended September 30, 2022, attributable to an increase in mass market table games drop, partially offset by a decrease in mass market table games hold percentage. Mass market table games drop increased to US$2.01 billion for the nine months ended September 30, 2023 from US$346.9 million for the nine months ended September 30, 2022. Mass market table games hold percentage decreased to 26.1% for the nine months ended September 30, 2023 from 29.0% for the nine months ended September 30, 2022.

Gaming machine revenue increased to US$58.1 million for the nine months ended September 30, 2023 from US$15.2 million for the nine months ended September 30, 2022. This increase is attributable to an increase in both gaming machine handle and gaming machine win rate. Gaming machine handle increased to US$1.70 billion for the nine months ended September 30, 2023 from US$532.9 million for the nine months ended September 30, 2022. Gaming machine win rate increased to 3.4% for the nine months ended September 30, 2023 from 2.9% for the nine months ended September 30, 2022. Average net win per gaming machine per day was US$319 and US$82 for the nine months ended September 30, 2023 and 2022, respectively.

VIP rolling chip revenue increased to US$35.4 million for the nine months ended September 30, 2023 from US$14.6 million for the nine months ended September 30, 2022, attributable to an increase in VIP rolling chip volume, partially offset by a decrease in VIP rolling chip win rate. Studio City’s VIP rolling chip volume increased to US$2.22 billion for the nine months ended September 30, 2023 from US$585.5 million for the nine months ended September 30, 2022. VIP rolling chip win rate decreased to 1.59% for the nine months ended September 30, 2023 from 2.50% for the nine months ended September 30, 2022.

Revenue from casino contract were US$98.5 million and negative US$44.2 million for the nine months ended September 30, 2023 and 2022, respectively. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted by the Gaming Operator.

For the nine months ended September 30, 2023 and 2022, total gaming taxes and costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$519.0 million and US$174.5 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenue of US$247.0 million and US$50.8 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$80.5 million and US$17.7 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$19.5 million and US$13.2 million, respectively and (iv) remaining costs of US$172.0 million and US$92.8 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including costs related to table games operations at Studio City Casino.

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Rooms. We generate room revenues from Studio City hotel consisting of Celebrity Tower, all-suite Star Tower, Epic Tower and W Macau. Our room revenues increased by US$58.5 million, or 431.4%, to US$72.1 million for the nine months ended September 30, 2023 from US$13.6 million for the nine months ended September 30, 2022. The increase was primarily attributable to an increased occupancy rate as a result of a year-over-year increase in inbound tourism as well as the openings of Epic Tower and W Macau during the nine months of 2023. Studio City’s average daily rate, occupancy rate and REVPAR were US$148, 88% and US$129, respectively, for the nine months ended September 30, 2023, as compared to US$114, 27% and US$31, respectively, for the nine months ended September 30, 2022.

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Food and beverage, entertainment, mall and retail and other. Our revenues generated from food and beverage, entertainment, mall and retail and other increased by US$89.4 million, or 411.9%, to US$111.1 million for the nine months ended September 30, 2023 from US$21.7 million for the nine months ended September 30, 2022, primarily attributable to an increase in business activities as a result of a year-over-year increase in inbound tourism during the nine months of 2023 as well as the openings of indoor waterpark in April 2023 and the launch of residency concerts in the same month.

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Services fee. Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino were US$22.6 million and US$16.2 million for the nine months ended September 30, 2023 and 2022, respectively.

Operating Costs and Expenses

Our total operating costs and expenses increased by US$132.1 million, or 61.6%, to US$346.7 million for the nine months ended September 30, 2023 from US$214.5 million for the nine months ended September 30, 2022.

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Costs related to casino contract. Costs related to casino contract, which mainly represent (1) services fees for shared corporate services provided by the Master Service Providers pursuant to the Management and Shared Services Arrangements and (2) management payroll expenses, are relatively fixed in nature and amounted to US$21.3 million and US$21.9 million for the nine months ended September 30, 2023 and 2022, respectively.

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Rooms. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, increased by US$9.4 million, or 111.4%, to US$17.9 million for the nine months ended September 30, 2023 from US$8.5 million for the nine months ended September 30, 2022, which was in-line with the increase in revenues.

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Food and beverage, entertainment, mall and retail and other. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming services at Studio City and respective payroll expenses, were US$90.8 million and US$23.9 million for the nine months ended September 30, 2023 and 2022, respectively, which was in-line with the increase in revenues.

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General and administrative. General and administrative expenses were US$79.9 million and US$59.5 million for the nine months ended September 30, 2023 and 2022, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to the Master Service Providers for shared corporate services provided to non-gaming departments. Expenses relating to services fee revenues are also included in the general and administrative expenses.

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Pre-opening costs. Pre-opening costs were US$17.6 million for the nine months ended September 30, 2023 as compared to US$1.7 million for the nine months ended September 30, 2022. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations. The higher pre-opening costs for the nine months ended September 30, 2023 were mainly related to the marketing of the Studio City Phase 2, which opened in stages during the nine months of 2023.

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Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at the rate of US$2.5 million for both the nine months ended September 30, 2023 and 2022.

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Depreciation and amortization. Depreciation and amortization expenses increased by US$23.3 million, or 25.1%, to US$116.2 million for the nine months ended September 30, 2023 from US$92.9 million for the nine months ended September 30, 2022. The higher depreciation and amortization for the nine months ended September 30, 2023 were mainly related to the Studio City Phase 2, which opened in stages during the nine months of 2023.

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Property charges and other. Property charges and other expenses of US$0.5 million and US$3.8 million for the nine months ended September 30, 2023 and 2022, respectively, were primarily attributable to payroll costs as a result of departmental restructuring.

Operating Loss

As a result of the foregoing, we had an operating loss of US$42.4 million for the nine months ended September 30, 2023, compared to an operating loss of US$207.2 million for the nine months ended September 30, 2022.

Non-operating Expenses, Net

Net non-operating expenses consisted of interest income, interest expenses, net of amounts capitalized, other financing costs, net foreign exchange gains, gain on extinguishment of debt and other non-operating expenses, net. We incurred total net non-operating expenses of US$83.4 million for the nine months ended September 30, 2023, compared to US$60.2 million for the nine months ended September 30, 2022.

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Interest Income. Interest income were US$8.2 million and US$4.2 million for the nine months ended September 30, 2023 and 2022, respectively. The increase was primarily attributable to a higher average interest rate.

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Interest expenses, net of amounts capitalized. Interest expenses were US$93.8 million (net of amounts capitalized of US$15.2 million) for the nine months ended September 30, 2023, compared to US$70.4 million (net of amounts capitalized of US$35.2 million) for the nine months ended September 30, 2022. The increase was primarily attributable to the cessation of capitalization since April 2023.

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Other financing costs. Other financing costs, which were associated with the 2028 Studio City Senior Secured Credit Facility, were US$0.3 million for both the nine months ended September 30, 2023 and 2022.

Loss before Income Tax

As a result of the foregoing, we had a loss before income tax of US$125.8 million for the nine months ended September 30, 2023, compared to a loss before income tax of US$267.4 million for the nine months ended September 30, 2022.

Income Tax Benefit (Expense)

Income tax benefit was US$77 thousand for the nine months ended September 30, 2023 and was primarily attributable to deferred income tax benefit, as compared to income tax expense of US$0.5 million for the nine months ended September 30, 2022 which was attributable to deferred income tax expense. The effective tax rates for the nine months ended September 30, 2023 and 2022 were 0.1% and (0.2)%, respectively. Our effective tax rates for the nine months ended September 30, 2023 and 2022 differed from the statutory Macau complementary tax rate of 12%, where the majority of the Company’s operations are located, primarily due to the effects of expenses for which no income tax benefit is receivable, changes in valuation allowances, different tax rates of subsidiaries operating in other jurisdictions and income for which no income tax expense is payable for the relevant periods together with the effect of profits expected to be exempted from Macau complementary tax for the nine months ended September 30, 2023. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net Loss Attributable to Participation Interest

Our net loss attributable to participation interest was US$10.8 million for the nine months ended September 30, 2023, compared to a net loss attributable to participation interest of US$26.8 million for the nine months ended September 30, 2022.

Net Loss Attributable to Studio City International Holdings Limited

As a result of the foregoing, we had a net loss attributable to Studio City International Holdings Limited of US$114.9 million for the nine months ended September 30, 2023, compared to a net loss attributable to Studio City International Holdings Limited of US$241.0 million for the nine months ended September 30, 2022.

Adjusted EBITDA

Our net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses, or Adjusted EBITDA, were US$94.4 million and negative US$106.4 million for the nine months ended September 30, 2023 and 2022, respectively.

We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure.

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to Adjusted EBITDA

	Nine Months Ended September 30,
	2023	2022

	(In thousands of US$)
Net loss attributable to Studio City International Holdings Limited	$(114,893)	$(241,045)
Net loss attributable to participation interest	(10,813)	(26,817)

Net loss	(125,706)	(267,862)
Income tax (benefit) expense	(77)	485
Interest and other non-operating expenses, net	83,404	60,152
Depreciation and amortization	118,663	95,328
Property changes and other	540	3,790
Pre-opening costs	17,620	1,731

Adjusted EBITDA	$94,444	$(106,376)

Adjusted EBITDA margin (1)	31.0%	(1,455.0)%

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.

The Adjusted EBITDA for Studio City for the nine months ended September 30, 2023 referred to in Melco Resorts’ earnings release dated November 7, 2023 (“Melco Resorts’ earnings release”) was US$35.0 million more than the Adjusted EBITDA of Studio City contained in this report, while the negative Adjusted EBITDA for Studio City for the nine months ended September 30, 2022 referred to in Melco Resorts’ earnings release was US$26.5 million less than the negative Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco Resorts’ earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City included in Melco Resorts’ earnings release does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

LIQUIDITY AND CAPITAL RESOURCES

We have relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings to meet our financing or refinancing needs.

As of September 30, 2023, we recorded US$293.0 million in cash and cash equivalents. Further, the HK$233.0 million (equivalent to approximately US$29.8 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility is available for future drawdown as of September 30, 2023, subject to certain conditions precedent.

As of September 30, 2023, restricted cash of US$0.1 million represented the cash collateral in relation to the 2028 Studio City Senior Secured Credit Facility.

We have been able to meet our working capital needs, and we believe that our current available cash and cash equivalents, bank deposits, funds available for drawdown under the 2028 Studio City Senior Secured Credit Facility and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available.

We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities. We may from time to time seek to retire or purchase our outstanding debt through cash purchases, in open market purchases, privately-negotiated transactions or otherwise. Such purchase, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented.

	Nine Months Ended September 30,
	2023	2022

	(In thousands of US$)
Net cash used in operating activities	$(84,452)	$(158,659)
Net cash used in investing activities	(128,828)	(359,975)
Net cash (used in) provided by financing activities	(1,912)	643,178
Effect of exchange rate on cash, cash equivalents and restricted cash	(1,381)	(3,276)

(Decrease) increase in cash, cash equivalents and restricted cash	(216,573)	121,268
Cash, cash equivalents and restricted cash at beginning of period	509,653	499,419

Cash, cash equivalents and restricted cash at end of period	$293,080	$620,687

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the revenue from casino contract and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

We recorded net cash used in operating activities of US$84.5 million for the nine months ended September 30, 2023, as compared to net cash used in operating activities of US$158.7 million for the nine months ended September 30, 2022. The change was primarily attributable to the improved performance of Studio City’s operations as described in “—Results of Operations” above.

Investing Activities

Net cash used in investing activities was US$128.8 million for the nine months ended September 30, 2023, as compared to US$360.0 million for the nine months ended September 30, 2022.

Net cash used in investing activities amounted to US$128.8 million for the nine months ended September 30, 2023, attributable to payments for acquisition of property and equipment of US$127.7 million and funds to an affiliated company of US$1.8 million, partially offset by proceeds from the sale of property and equipment of US$0.7 million.

Net cash used in investing activities amounted to US$360.0 million for the nine months ended September 30, 2022, primarily attributable to payments for acquisition of property and equipment of US$359.0 million and funds to an affiliated company of US$0.9 million.

Our capital expenditures on an accrual basis amounted to US$53.6 million for the nine months ended September 30, 2023, primarily for the construction, development and enhancement of Studio City. We will continue to make capital expenditures to grow our business and expect that cash generated from our operating and financing activities will meet our capital expenditure needs in the foreseeable future. We expect to incur capital expenditures as we continue to expand our existing operations. See “— Other Financing and Liquidity Matters” below for more information.

Financing Activities

Net cash used in financing activities was US$1.9 million for the nine months ended September 30, 2023, as compared to net cash provided by financing activities of US$643.2 million for the nine months ended September 30, 2022.

Net cash used in financing activities was US$1.9 million for the nine months ended September 30, 2023, which represented the repayments on long-term debt.

Net cash provided by financing activities amounted to US$643.2 million for the nine months ended September 30, 2022, which represented proceeds from the issuance of the 2027 Notes in the aggregate principal amount of US$350.0 million and net proceeds from issuance of shares of US$299.2 million, partially offset by payments of deferred financing costs of US$6.1 million.

Indebtedness

We enter into loan facilities and issue notes through our subsidiaries. The following table sets forth our gross indebtedness as of September 30, 2023:

	Issuer	As of September 30, 2023
		(in thousands of US$)
2028 Studio City Senior Secured Credit Facility	Studio City Company	$128
2025 Notes	Studio City Finance	498,000
2027 Notes	Studio City Company	350,000
2028 Notes	Studio City Finance	500,000
2029 Notes	Studio City Finance	1,100,000

Total		$2,448,128

There was no significant change in our gross indebtedness as of September 30, 2023 compared to December 31, 2022.

On November 9, 2023, Studio City Finance announced a cash tender offer (the “Tender Offer”) for up to an aggregate principal amount of US$75.0 million of the 2025 Notes. The Tender Offer will expire on December 8, 2023, unless extended or terminated by Studio City Finance. As of November 22, 2023, the early tender date, an aggregate principal amount of US$317.5 million of the 2025 Notes was tendered. On November 24, 2023, Studio City Finance announced that it would amend the Tender Offer to increase the aggregate principal amount of the 2025 Notes to US$100.0 million. Studio City Finance accepted for purchase the 2025 Notes that were validly tendered (and not validly withdrawn) pursuant to the Tender Offer for a combined aggregate principal amount equal to US$100.0 million. Settlement of such purchase took place on November 28, 2023.

For further details of the above indebtedness, see note 8 to the condensed consolidated financial statements included elsewhere in this report and note 10 to the consolidated financial statements for the year ended December 31, 2022 included in the annual report on Form 20-F filed on March 31, 2023, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to incur capital expenditures in the future as we continue to expand our existing operations.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

Our material cash requirements arise from the payment of interest expenses and repayment of principal relating to our indebtedness.

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. For the nine months ended September 30, 2023, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries.

As of September 30, 2023, we had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment for Studio City totaling US$14.7 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 14 to the condensed consolidated financial statements included elsewhere in this report.

Studio City Company has a corporate rating of “B+” by Standard & Poor’s and Studio City Finance has a corporate rating of “B1” by Moody’s Investors Service, respectively. In November 2023, Standard & Poor’s and Moody’s Investors Service revised the outlook of Studio City to “Positive” and “Stable” respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.